
May 25, 2023

Dong Hu
Chairman, Chief Executive Officer and Chief Financial Officer
Ebang International Holdings Inc.
12 Marina View
#20-02B
Asia Square Tower 2
Singapore, 01896

> **Re: Ebang International Holdings Inc.**
> **Registration Statement on Form F-3**
> **Filed April 28, 2023**
> **File No. 333-271512**

Dear Dong Hu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 Filed April 28, 2023

Cover Page

1. Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity. Refer to General Instruction I.B.5 of Form F-3.

2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when

describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Hermione Krumm